Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 11 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “World Economic Forum recognises Dr. Reddy’s Hyderabad factory as part of its Global Lighthouse Network.”

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

World Economic Forum recognises Dr. Reddy’s Hyderabad factory as part of its Global Lighthouse Network

•	Dr. Reddy’s largest manufacturing facility in Bachupally, Hyderabad, joins Global Lighthouse Network of the World Economic Forum

•	Journey started four years ago with digitisation of infrastructure and processes. Two years ago, Project ‘OpsNext’ saw deployment of six Industry 4.0 technologies, 40+ business impact linked use cases and heavy investment in people capabilities

•	Significant business results seen – 43% manufacturing cost improvement, 30% reduction in production lead time, 41% energy consumption reduction, and significant dip in quality deviations

•	Dr. Reddy’s aspiration is to be the most efficient pharma operations in the world

•	Efforts key to staying competitive, meeting business imperatives and ESG goals for environmental stewardship (100% renewable energy by 2030, carbon neutrality in direct operations by 2030) and for patients (reaching over 1.5 billion patients by 2030, 25% of launches to be first-to-market by 2027)

Hyderabad, India; October 11, 2022 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, today announced the recognition of its largest manufacturing facility in Bachupally, Hyderabad, as part of the Global Lighthouse Network (GLN) by the World Economic Forum (WEF).

With this recognition, the facility joins the GLN, a community of over 100 manufacturers that are showing leadership in applying Fourth Industrial Revolution (Industry 4.0 or 4IR) technologies to drive impact in productivity, workforce engagement, sustainability, and supply chain resilience. GLN is a WEF initiative in collaboration with McKinsey & Company. Factories and value chains that join GLN are designated by an independent panel of experts.

The journey began four years ago when Dr. Reddy’s embarked on an ambitious programme to ‘digitise its core’. This involved upgrade of infrastructure and digitisation of processes for robust and comprehensive data capture. Real-time data and insights laid the foundation for Project ‘OpsNext’ which was initiated two years ago to transform the plant into an Industry 4.0-driven ‘Lighthouse’ factory as defined by the WEF. The site saw the deployment of six of the eight technologies of 4IR – Advanced Analytics, Digital Twins, Robotic Process Automation, Augmented/Virtual/Mixed Reality, Digital Performance Management and Industrial Internet of Things (IIoT). The OpsNext team identified 40+ business results linked use cases impacting various aspects of productivity such as customer service, quality, energy consumption, sustainability, equipment efficiency and people productivity. The company also invested heavily in building people capabilities such as digital and analytics translators, data scientists and data engineers.

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

In response to business scenarios of price erosion, sustainable manufacturing practices, need for constant vigilance and maintenance of uncompromising standards of quality, the journey has already yielded significant results at the site – 43% manufacturing cost improvement, 30% reduction in production lead time, 41% energy consumption reduction, and significant dip in quality deviations.

Sanjay Sharma, Global Head of Manufacturing, Dr. Reddy’s said: “The successful inclusion of our 25-year-old site in Hyderabad as a ‘Digital Lighthouse’ factory is a big milestone in our productivity improvement journey. We have seen significant financial and operational impact from the journey. We are in the process of scaling and replicating this to the rest of our manufacturing network. Dr. Reddy’s aspires to be the most efficient pharma operations in the world. Our productivity improvement and digitalisation efforts are key to staying competitive, meeting business imperatives, and meeting our ambitious ESG goals. Building such ‘factories of the future’ is integral to innovation and to build healthcare of the future. One of the most important outcomes is that our top talent and young leaders want to be a part of this aspirational journey. This collaborative and cross-functional effort truly helps us fulfil our purpose of ‘Good Health Can’t Wait’.”

Francisco Betti, Head of Shaping the Future of Advanced Manufacturing and Value Chains, WEF, said: “Global disruptions have highlighted the fragility of current supply chains – as rising inflation and material shortages are increasing pressure on manufacturing organizations, Lighthouses show that scaling the deployment and adoption of Fourth Industrial Revolution technologies across multiple factories and business functions is key to accelerate the achievement of their strategic imperatives, such as business growth, resilience and greener operations."

Enno de Boer, Senior Partner and Global Lead of digital manufacturing at McKinsey & Company, said: “The newly designated Lighthouses show that scaling can be done, with three must haves. First, clear strategy. Without that, you get stuck in pilot purgatory, never seeing which technologies matter for your business. Second, workforce capabilities. Without enough of the right skills, your transformation runs out of steam. Third, strong governance. Without a real execution engine, you won’t capture impact or keep improving.”

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Watch our Chief Executive Officer, Erez Israeli, at the Global Lighthouse Network Live event, which will be webcast live on 13th October, 2022 (17:30-18:30 IST | 14:00-15:00 CET | 08:00-09:00 EST). The event will be telecast simultaneously on the social media platforms and website of the WEF. For details, please visit: https://www.weforum.org/agenda/2022/10/global-lighthouse-network-lighthouses-live-2022.

About the Global Lighthouse Network: The Global Lighthouse Network is a community of manufacturing sites and value chains that are world leaders in the adoption and integration of the cutting-edge technologies of the Fourth Industrial Revolution. Lighthouses apply Fourth Industrial Revolution technologies such as artificial intelligence, 3D-printing and big data analytics to maximize efficiency and competitiveness at scale, transform business models and drive economic growth, while augmenting the workforce, protecting the environment and contributing to a learning journey for all-sized manufacturers across all geographies and industries. The Global Lighthouse Network is a World Economic Forum initiative in collaboration with McKinsey & Co. Factories and value chains that join the Network are designated by an independent panel of experts. Read more about the Global Lighthouse Network (https://www.weforum.org/projects/global_lighthouse_network).

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2022. The company assumes no obligation to update any information contained herein.